SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                            Hersha Hospitality Trust
              ----------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALULE
              ----------------------------------------------------
                         (Title of Class of Securities)

                                    427825104
              ----------------------------------------------------
                                 (CUSIP Number)

                       WILLIAM WUNDERLICH, AUTOINFO, INC.
                      ONE PARAGON DRIVE, MONTVALE, NJ 07645
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                JANUARY 21, 1999
              ----------------------------------------------------
                      (Date of Event Which Requires Filing
                               of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 427825104               SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      AUTOINFO, INC.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
      Not Applicable                                                    (b)  |_|
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3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

      Not Applicable
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               196,400
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             -0-
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        196,400
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      196,400
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

      Not Applicable
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.31%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                       FOR
                                 AUTOINFO, INC.

Item  1. Security and Issuer

      This Schedule 13D dated March 29, 1999 with respect to the common stock, $0.01 par value per share ("Common Stock"), of Hersha Hospitality Trust, 148 Sheraton Drive, New Cumberland, PA 17070, the "Issuer"

Item 2. Identity and Background

      (A)   AUTOINFO, INC.

      (B)   One Paragon Drive, Montvale, NJ 07645

      (C) Autoinfo, Inc. was a specialty consumer finance company that ceased those operations in 1998. The company is in the process of attempting to identify new business opportunities.

      (D) During the past five years, Autoinfo, Inc. has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

      (E) During the past five years, Autoinfo, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

      (F)   Autoinfo, Inc. is registered in the State of Delaware.


                               Page 3 of 11 Pages

Item 3. Source and Amount of Funds and Other Consideration

      The total amount of the funds used in making the purchases was $1,194,001. The source of the funds used in making the purchases was working capital.

Item 4. Purpose of Transaction

      Autoinfo, Inc. has purchased shares of Common Stock for investment purposes.

      There are no plans or proposals, which Autoinfo, Inc. may have that relate to or would result in:

      (A) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as otherwise disclosed herein;

      (B) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (C) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

      (D) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (E) Any material change in the present capitalization or dividend policy of the Issuer;

      (F) Any other material change in the Issuer's business or corporate structure;

      (G) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition of control of the Issuer by any person;

      (H) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;


                               Page 4 of 11 Pages

      (I) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

      (J)   Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

      (A) The aggregate number and percentage of Common Stock beneficially owned by Autoinfo, Inc. are 196,400 shares and 9.31%, respectively.

      (B) Autoinfo, Inc. has the sole power to vote and to direct the vote of all of the shares identified pursuant to Item 5(a). Autoinfo has the sole power to dispose and to direct the disposition of all of the shares identified pursuant to Item 5(a).

      (C) Transactions in the securities identified pursuant to Item 5(a) during the past 60 days are as follows:

   Beneficial        Trans.        Amount of       Price Per      Where/How
     Owner            Date        Transaction        Share         Effected
     -----            ----        -----------        -----         --------

 Autoinfo, Inc.     01/21/99       $1,178,400        $6.00      Initial Public
                                                                   Offering

      (D)   Not applicable.

      (E)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      None

Item 7. Material to be Filed as Exhibits

      None


                               Page 5 of 11 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.

                                   AUTOINFO, INC.


Date: March 29, 1999               /s/ William Wunderlich
                                   ---------------------------------------------
                                   William Wunderlich, President